Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Opticyte, Inc.
4000 MASON RD, SUITE 300
SEATTLE, WA 98195
http://opticyte.com

Up to $1,234,999.59 in Common Stock at $0.33
Minimum Target Amount: $123,999.81

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Opticyte, Inc.
Address: 4000 MASON RD, SUITE 300, SEATTLE, WA 98195
State of Incorporation: DE
Date Incorporated: May 27, 2016

Terms:

Equity

Offering Minimum: $123,999.81 | 375,757 shares of Common Stock
Offering Maximum: $1,234,999.59 | 3,742,423 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $0.33
Minimum Investment Amount (per investor): $300.63

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

<u>Investment Incentives and Bonuses*</u>

<u>Loyalty Bonus</u>

If you are a predesignated community member of Opticyte, you are eligible for additional bonus shares. (20%)

<u>Time-Based Perks:</u>

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $25,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

<u>Mid-Campaign Flash Perks:</u>

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 10% bonus shares

<u>Amount-Based Perks:</u>

Tier 1 Perk: Invest $5,000+ and receive 5% bonus shares

Tier 2 Perk: Invest $10,000+ and receive 10% bonus shares

Tier 3 Perk: Invest $25,000+ and receive 15% bonus shares

Tier 4 Perk: Invest $50,000+ and receive 20% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Opticyte, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.33 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $33. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview

Opticyte, Inc. was incorporated on May 27, 2016, in Delaware. Opticyte is developing VitalO2™, a novel noninvasive medical device designed to accurately monitor blood and cell oxygenation. VitalO2 addresses two major issues: the absence of bias due to skin tone and the definitive recognition of organ dysfunction, allowing early detection of systemic oxygen deficiency and prevention of organ failure.

Corporate History

Opticyte, Inc. was initially organized as Opticyte, Inc., a Washington corporation on May 19, 2014, and converted to a newly formed Delaware corporation, Opticyte, Inc., on May 27, 2016.

Company IP

The Company has applied for the following patents: US-2022-0333986-A1 filed with USPTO on April 14, 2022 WO 2022-221579 filed as a PCT application on April 14, 2022 In addition to this, Opticyte is keeping the algorithm to determine Cell O2 a trade secret and has applied for a trademark for "VitalO2" that was published on June 18, 2024 Opticyte has a license agreement with the University of Washington (UW) that covers two issued patents, 9,591,999 and 10,463,286. UW has a 5% equity stake in the Company that will not be diluted until the Company raises $2M in a Qualified Offering. The Company pays UW a minimum annual royalty on a negotiated schedule that is hooked to development and commercial milestones.

Competitors and Industry

Industry

Opticyte targets the critically ill beds in hospitals, which typically comprise 40% of total hospital beds. The global market for pulse oximetry alone is USD 3.3 billion in 2023 and is expected to grow at a CAGR of 6.6% from 2024 to 2030.

Source: https://www.grandviewresearch.com/industry-analysis/pulse-oximeter-market

Competitors

Opticyte's primary competitors include standard patient monitoring technologies such as blood sampling and vital sign monitoring, as well as pulse oximeter manufacturers like Nellcor, Phillips, Masimo, and Nonin. Opticyte differentiates itself with its ability to measure SpO2 accurately across all skin tones and by providing real-time monitoring of cellular oxygenation.

Current Stage and Roadmap

Current Stage

Opticyte is in the pre-revenue stage, having completed data collection for three clinical studies and currently analyzing the data for publication.

Future Roadmap

Opticyte's future plans include completing the machine learning pulse oximetry model, conducting a pivotal clinical study for Cell O2 De Novo clearance, finalizing product design for manufacturing, obtaining 510(k) clearance for pulse oximetry, and initiating market entry.

The Team

Officers and Directors

Name: Lorilee Siu Lin Arakaki

Lorilee Siu Lin Arakaki's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, Principal Accounting Officer and Board Director
  Dates of Service: May, 2016 - Present
  Responsibilities: I am a co-founder and the CEO of Opticyte. Salary: $175,000

Name: Robert Lawrence Barry

Robert Lawrence Barry's current primary role is with Morair Medtech . Robert Lawrence Barry currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Chairman
  Dates of Service: June, 2020 - Present
  Responsibilities: Board Chairman, mentor, working very closely with Lori Arakaki Opticyte's CEO.

Other business experience in the past three years:

- Employer: Morair Medtech
  Title: Founder, CEO
  Dates of Service: January, 2020 - Present
  Responsibilities: Founder and CEO running day to day operations

Other business experience in the past three years:

- Employer: Stasys Medical
  Title: Board Chairman
  Dates of Service: April, 2016 - Present
  Responsibilities: Board Chairman contributing roughly 1 hr/wk

Name: David Richard Ataide

David Richard Ataide's current primary role is with DRA Medical Advisors (self employed). David Richard Ataide currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Member, Board of Directors
  Dates of Service: July, 2021 - Present
  Responsibilities: As an Independent Director, exercise my fiduciary responsibilities. In addition, as an industry expert provide strategic guidance and access to my network of industry leaders and investors.

Other business experience in the past three years:

- Employer: Ivy Biomedical
  Title: Member, Board of Directors
  Dates of Service: April, 2016 - Present
  Responsibilities: Fiduciary responsibilities and strategic guidance.

Other business experience in the past three years:

- Employer: BrainTemp Inc.
  Title: Strategic Advisor
  Dates of Service: August, 2018 - Present
  Responsibilities: Advise on strategy and tactics to introduce a new medical device to the marketplace.

Other business experience in the past three years:

- Employer: DRA Medical Advisors (self employed)
  Title: Founder & Principal
  Dates of Service: January, 2013 - Present
  Responsibilities: Sort consulting engagements on M&A projects.

Name: Kenneth A. Schenkman

Kenneth A. Schenkman's current primary role is with University of Washington. Kenneth A. Schenkman currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Medical Officer, Board Member
  Dates of Service: October, 2016 - Present
  Responsibilities: I am the Chief Medical Officer for Opticyte.

Other business experience in the past three years:

- Employer: University of Washington
  Title: Professor
  Dates of Service: September, 1998 - Present
  Responsibilities: I am a Professor at the University of Washington and an attending critical care physician at Seattle Children's Hospital and at Harborview Medical Center.

Name: Stefan J Kraemer

Stefan J Kraemer's current primary role is with Creative Destruction Lab. Stefan J Kraemer currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board member
  Dates of Service: January, 2023 - Present
  Responsibilities: I am a board member with Opticyte. I bring a long expertise as surgeon, intensive care and ER physician, startup entrepreneur and over 12 years of working with major medical device companies to the table, especially also in critical care.

Other business experience in the past three years:

- Employer: C.R. Bard and Becton Dickinson
  Title: VP, Medical Affairs
  Dates of Service: June, 2010 - December, 2020
  Responsibilities: Lead Medical Affairs for BD Interventional businesses.

Other business experience in the past three years:

- Employer: Creative Destruction Lab
  Title: Associate
  Dates of Service: December, 2022 - Present
  Responsibilities: Vetting and supporting startup entrepreneurs and companies in medtech and computational health

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business

plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to 1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the

Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

The Convertible Promissory Notes have no rights to vote until the date of maturity
The Convertible Promissory Notes have no voting rights. This means you are trusting in management's discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition.

This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Opticyte Inc was formed on 5/27/2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Opticyte Inc has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value,

competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors.

Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Lorilee Siu Lin Arakaki	2,800,000	Common Stock	26.4%
Kenneth Schenkman	2,800,000	Common Stock	26.4%

The Company's Securities

The Company has authorized Common Stock, Convertible Note, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 3,742,423 of Common Stock.

Common Stock

The amount of security authorized is 42,200,000 with a total of 36,600,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

The total amount outstanding includes 7,287,000 shares to be issued pursuant to stock options, reserved but unissued.

The total amount outstanding includes 18,713,000 shares to be issued pursuant to stock options issued.

The amount outstanding does not include a maximum of 347,370 shares that may be issued to a current shareholder pursuant to an anti-dilution rights provision.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Convertible Note

The security will convert into Preferred and the terms of the Convertible Note are outlined below:

Amount outstanding: $2,202,344.00
Maturity Date: December 31, 2024
Interest Rate: 6.0%
Discount Rate: 25.0%
Valuation Cap: $4,500,000.00
Conversion Trigger: $2M in a preferred equity round

Material Rights

In the event that the Payor issues and sells shares of its Equity Securities to investors (the "Investors") on or Maturity Date in an equity financing with total proceeds to the Payor of not less than $2,000,000 (excluding the conversion of the Notes and other debt) (a "Qualified Financing"), then the outstanding principal balance of the Note shall automatically convert in whole without any further action by the Holders into such Equity Securities at a conversion price equal to the lesser of (i) 75% of the price per share paid by the Investors purchasing the Equity Securities and (ii) the quotient obtained by dividing $4,500,000 by the total number of the Company's equity securities outstanding on a fully-diluted basis immediately prior to the Qualified Financing, and otherwise on the same terms and conditions as given to the Investors.

Convertible Note

The security will convert into Preferred and the terms of the Convertible Note are outlined below:

Amount outstanding: $506,300.00
Maturity Date: December 31, 2025
Interest Rate: 8.0%
Discount Rate: 25.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: $2M in a preferred equity round

Material Rights

In the event that the Payor issues and sells shares of its Equity Securities to investors (the "Investors") on or Maturity Date in an equity financing with total proceeds to the Payor of not less than $2,000,000 (excluding the conversion of the Notes and other debt) (a "Qualified Financing"), then the outstanding principal balance of the Note shall automatically convert in whole without any further action by the Holders into such Equity Securities at a conversion price equal to the lesser of (i) 75% of the price per share paid by the Investors purchasing the Equity Securities and (ii) the quotient obtained by dividing $6,000,000 by the total number of the Company's equity securities outstanding on a fully-diluted basis immediately prior to the Qualified Financing, and otherwise on the same terms and conditions as given to the Investors.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. A current shareholder of the Company currently holds anti-dilution rights so their ownership in aggregate remains at at least 5% of Company's Fully-Diluted Shares through such time as the Company has raised an aggregate of $2,000,000 in a Qualified Financing. If the Company decides to issue more shares, or issues more shares pursuant to its anti-dilution obligation, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $3,000,000.00
  Use of proceeds: Development of pulse oximetry method; patent filings; pre-sub meetings with FDA regarding pivotal clinical study for Cell O2 De Novo application; operations (corporate legal, accounting, employee salaries and

benefits)
Date: April 01, 2024
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We believe we can operate without revenue generation for 3 years or more.

Foreseeable major expenses based on projections:

Pivotal clinical study for Cell O2; complete the development of pulse ox algorithm; product design for manufacturing; 510(k) submission and clearance for pulse ox; FDA submission and clearance for Cell O2; sales and marketing.

Future operational challenges:

Future challenges would be related to seeking 510(k) clearance for our pulse oximetry measurement and De Novo clearance for our Cell O2 measurement. We will then pursue cost-efficient ramping up of sales.

Future challenges related to capital resources:

Completing the design for manufacturing within budget

Future milestones and events:

After receiving 510(k) clearance for SpO2, Opticyte plans to enter the hospital market with the initial launch of SpO2.

It is anticipated that the FDA will require pulse ox manufacturers to meet new accuracy standards for people with dark skin. The Company believes that currently, no competitor has a pulse ox device that will meet the new standards.

After the expected FDA clearance for Cell O2, Opticyte intends to place devices with early adopters for evidence generation. VitalO2 will be the only device capable of providing definitive recognition of low systemic oxygen levels, enabling early detection of sepsis.

Achieving these milestones will not only generate expected revenue, but we believe it will also position the Company for investment to get to breakeven.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of April 11, 2025, the Company has $241,792,000 cash on hand. Opticyte does not have outstanding loans.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

Opticyte believes the funds of this campaign are not critical to our company operations. The Company is actively seeking investment from institutional investors, angel investors, and non-dilutive grants from state and federal agencies.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The Company believes the funds from this campaign are not necessary for its viability. Funds raised from the crowdfunding campaign will accelerate the Company’s progress and enhance our viability, but the funds are not necessary for the

Company's survival.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The Company assumes that the minimum amount raised from this campaign will sustain the Company for at least 1 year. This is based on a current monthly burn rate of $15,000 for expenses including insurance, intellectual property, regulatory issues, bookkeeping, and taxes.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, it is anticipated that the Company will be able to adhere to its development plan, raise additional funds, and be viable for at least three years. The majority of the crowdfunding raise will be used for further algorithm development, a pivotal clinical study, and design for manufacturing.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company is contemplating additional future sources of capital including potential non-dilutive grant funds ($2.0M) and investment by venture capital and angel investors into the open convertible note (up to $2.1M or more).

Indebtedness

- Creditor: Convertible Note
  Amount Owed: $2,202,344.00
  Interest Rate: 6.0%
  Maturity Date: December 31, 2026
  In the event that the Payor issues and sells shares of its Equity Securities to investors (the "Investors") on or Maturity Date in an equity financing with total proceeds to the Payor of not less than $2,000,000 (excluding the conversion of the Notes and other debt) (a "Qualified Financing"), then the outstanding principal balance of this Note shall automatically convert in whole without any further action by the Holders into such Equity Securities at a conversion price equal to the lesser of (i) 75% of the price per share paid by the Investors purchasing the Equity Securities and (ii) the quotient obtained by dividing $4,500,000 by the total number of the Company's equity securities outstanding on a fully-diluted basis immediately prior to the Qualified Financing, and otherwise on the same terms and conditions as given to the Investors.

- Creditor: Convertible Note
  Amount Owed: $1,221,780.00
  Interest Rate: 8.0%
  Maturity Date: December 31, 2025
  In the event that the Payor issues and sells shares of its Equity Securities to investors (the "Investors") on or Maturity Date in an equity financing with total proceeds to the Payor of not less than $2,000,000 (excluding the conversion of the Notes and other debt) (a "Qualified Financing"), then the outstanding principal balance of this Note shall automatically convert in whole without any further action by the Holders into such Equity Securities at a conversion price equal to the lesser of (i) 75% of the price per share paid by the Investors purchasing the Equity Securities and (ii) the quotient obtained by dividing $6,000,000 by the total number of the Company's equity securities outstanding on a fully-diluted basis immediately prior to the Qualified Financing, and otherwise on the same terms and conditions as given to the Investors.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $12,078,000.00

Valuation Details:

The Company set its valuation internally, without a formal third-party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) no preferred stock is authorized or outstanding; (ii) all outstanding options and warrants are exercised; (iii) shares reserved for issuance under a stock plan are issued; and (iv) we have not assumed that up to 347,370 shares have been issued to a current shareholder pursuant to an anti-dilution rights provision.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $2,708,644 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

The total number of shares outstanding on a fully diluted basis (36,600,000 shares) includes 10,600,000 shares issued, 18,713,000 shares to be issued pursuant to stock options issued, and 7,287,000 shares issued pursuant to stock options issued.

Use of Proceeds

If we raise the Target Offering Amount of $123,999.81 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- StartEngine Service Fees
  12.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.
- Design for Manufacturing
  43.0%
  We will use 43% of the funds for product development specifically related to design for manufacturing.
- Pivotal Study for Early Recognition of Sepsis
  20.0%
  We will use 20% of the funds to execute the pivotal clinical study to demonstrate that cellular oxygenation predicts organ dysfunction in patients with suspected sepsis.
- Completion of Algorithm Development
  16.0%
  We will use 16% of the funds to complete the development of the machine learning algorithm to measure pulse oximetry accurately in patients of all skin tones.
- Working Capital
  3.5%
  We will use 3.5% of the funds for working capital to cover the ongoing day-to-day operations of the Company.

If we raise the over allotment amount of $1,234,999.59, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%
- StartEngine Service Fees
  1.0%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.
- Completion of Algorithm Development
  16.0%
  We will use 16% of the funds to complete the development of the machine learning algorithm to measure pulse oximetry accurately in patients of all skin tones.
- Pivotal Study for Early Recognition of Sepsis
  20.0%
  We will use 20% of the funds to execute the pivotal clinical study to demonstrate that cellular oxygenation predicts organ dysfunction in patients with suspected sepsis.
- Design for Manufacturing
  43.0%
  We will use 43% of the funds for product development specifically related to design for manufacturing.
- Company Employment
  9.0%

We will use 9% of the funds for salaries and benefits for key personnel, including the CEO.

- Working Capital
  5.5%
  We will use 5.5% of the funds for working capital to cover ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://opticyte.com (http://opticyte.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/opticyte

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Opticyte, Inc.

[See attached]

OPTICYTE, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2024 AND 2023
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Opticyte, Inc.
Seattle, Washington

We have reviewed the accompanying financial statements of Opticyte, Inc. (the "Company"), which comprise the balance sheets as of December 31, 2024, and December 31, 2023, and the related statements of operations, statements of stockholders' equity and cash flows for the year ending December 31, 2024, and December 31, 2023, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

April 10, 2025
Los Angeles, California

OPTICYTE, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,	**2024**	**2023**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 133,063	$ 193,310
Total Current Assets	**133,063**	**193,310**
Security Deposit	-	3,256
Total Assets	**$ 133,063**	**$ 196,566**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts Payable	$ 124,895	$ 31,804
Credit Cards	6,085	11,732
Current Portion Of Convertible Note	875,000	1,721,250
Accrued Interest On Convertible Notes	637,848	492,394
Other Current Liabilities	7,797	151
Total Current Liabilities	**1,651,625**	**2,257,331**
Convertible Note	1,721,250	495,000
Total Liabilities	**3,372,875**	**2,752,331**
STOCKHOLDERS' EQUITY		
Common Stock	1,060	1,060
Additional Paid In Capital	69,793	58,994
Accumulated Deficit	(3,310,665)	(2,615,819)
Total Stockholders' Equity	**(3,239,812)**	**(2,555,765)**
Total Liabilities And Stockholders' Equity	**$ 133,063**	**$ 196,566**

See accompanying notes to financial statements.

OPTICYTE, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For The Year Ended December 31,	2024	2023
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost Of Revenue	-	-
Gross Profit/(Loss)	**-**	**-**
Operating Expenses		
General And Administrative	371,549	330,091
Research and Development	354,758	142,626
Total Operating Expenses	**726,307**	**472,717**
Net Operating Loss	**(726,307)**	**(472,717)**
Interest Expense	145,454	114,575
Grant Income	(112,500)	-
Other Income	64,415	27
Loss Before Provision For Income Taxes	**(694,846)**	**(587,265)**
Provision/(Benefit) For Income Taxes	-	-
Net Loss	**$ (694,846)**	**$ (587,265)**

See accompanying notes to financial statements.

OPTICYTE, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

	Common Stock		Additional Paid	Accumulated	Total Stockholders'
USD $ in Dollars	**Shares**	**Amount**	**In Capital**	**Deficit**	**Equity**
Balance—December 31, 2022	**10,600,000**	**$ 1,060**	**$ 41,206**	**$ (2,028,554)**	**$ (1,986,288)**
Share-Based Compensation	-	-	17,787	-	17,787
Net Loss	-	-	-	(587,265)	(587,265)
Balance—December 31, 2023	**10,600,000**	**$ 1,060**	**$ 58,994**	**$ (2,615,819)**	**$ (2,555,765)**
Share-Based Compensation	-	-	10,799	-	10,799
Net Loss	-	-	-	(694,846)	(694,846)
Balance—December 31, 2024	**10,600,000**	**$ 1,060**	**$ 69,793**	**$ (3,310,665)**	**$ (3,239,812)**

See accompanying notes to financial statements.

OPTICYTE, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For The Year Ended December 31,	**2024**	**2023**
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net Loss	$ (694,846)	$ (587,265)
Adjustments To Reconcile Net Loss To Net Cash Used In Operating Activities:		
Share-Based Compensation	10,799	17,787
Changes In Operating Assets And Liabilities:		
Accounts Payable	93,091	22,737
Credit Cards	(5,647)	5,980
Other Current Liabilities	7,646	-
Security Deposit	3,256	(420)
Accrued Interest On Convertible Notes	145,454	114,575
Net Cash Used In Operating Activities	**(440,247)**	**(426,606)**
CASH FLOW FROM INVESTING ACTIVITIES		
Net Cash Provided By/(Used In) Investing Activities	-	-
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowing On Convertible Notes	380,000	495,000
Net Cash Provided By Financing Activities	**380,000**	**495,000**
Change In Cash And Cash Equivalents	**(60,247)**	**68,394**
Cash And Cash Equivalents—Beginning Of The Year	193,310	124,916
Cash And Cash Equivalents—End Of The Year	**$ 133,063**	**$ 193,310**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash Paid During The Year For Interest	$ -	$ -

See accompanying notes to financial statements.

1. NATURE OF OPERATION

Opticyte, Inc. was incorporated on May 27, 2016, in Delaware. The financial statements of Opticyte, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Seattle, Washington.

Opticyte aims to commercialize the first and only medical device to enable clinicians to quickly, noninvasively and accurately detect oxygen deficiency in organs so they can immediately respond to prevent organ failure. The company believes its VitalO2 device will become the standard of care in patient monitoring in a variety of clinical settings, including Urgent Care, emergency departments (EDs), intensive care units (ICUs), operating rooms (ORs), ambulances, and long-term care facilities. Opticyte's core competencies include precision optical spectroscopy and advanced chemometric spectral analysis, broad clinical expertise with critically ill patients, and extensive experience with medical device company development, FDA clearance, sales, and distribution. Opticyte has raised private capital and been awarded a Phase I STTR, a Phase II SBIR, and a Phase IIB SBIR from NIH.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash & Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2024, and 2023, the Company's cash & cash equivalents did not exceed FDIC insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents and security deposits. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Revenue Recognition

The Company recognizes revenue in accordance with Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers, and ASC 958-605, Not-for-Profit Entities – Revenue Recognition for grant income. Under ASC 606, revenue is recognized when the Company transfers promised goods or services to a customer in an amount that reflects the consideration to which it expects to be entitled. The Company follows a five-step model: (1) identification of a contract with a customer, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of the transaction price to the performance obligations, and (5) recognition of revenue when or as the performance obligations are satisfied.

During the year ended December 31, 2024, the Company had no revenue from commercial operations and derived its income solely from grants and cost reimbursements:
-Grant Revenue: The Company received awards totaling $112,500 from local grantors, which are considered non-exchange transactions under ASC 958-605. Since these grants are non-refundable and all conditions have been met, revenue was recognized when received or when any final conditions were satisfied.
-Reimbursable Cost Revenue: The Company participated in a Consortium Agreement with the University of Washington, under which it incurred reimbursable direct costs of $60,185. These reimbursements do not represent revenue from contracts with customers under ASC 606 but are accounted for as a reduction of related expenses.

Since the Company is in a pre-revenue stage, no product or service-based revenue was recorded for the period. The company has not started its operations yet and is in the pre-revenue stage.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employees and non-employees in accordance with ASC 718, stock-based compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense on a pro-rata basis over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses) approximates fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 10, 2025, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Other current liabilities consist of the following:

As of December 31,	2024	2023
Payroll Payable	$ 7,797	$ 151
Total Other Current Liabilities	**$ 7,797**	**$ 151**

4. DEBT

Convertible Note

The Company has issued convertible loan notes to various lenders. Details of Convertible Notes issued and outstanding are as follows:

					As of December 31, 2024			As of December 31, 2023		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Notes	$ 110,250	6.00%	2016	12/31/2026	$ -	$ 110,250	$ 110,250	110,250	$ -	$ 110,250
Convertible Notes	333,500	6.00%	2017	12/31/2026	-	333,500	333,500	333,500	-	333,500
Convertible Notes	90,000	6.00%	2018	12/31/2026	-	90,000	90,000	90,000	-	90,000
Convertible Notes	460,000	6.00%	2019	12/31/2026	-	460,000	460,000	460,000	-	460,000
Convertible Notes	727,500	6.00%	2020	12/31/2026	-	727,500	727,500	727,500	-	727,500
Convertible Notes	495,000	6.00%	2023	12/31/2025	495,000	-	495,000	-	495,000	495,000
Convertible Notes	380,000	6.00%	2024	12/31/2025	380,000	-	380,000	-	-	-
Total					**$ 875,000**	**$ 1,721,250**	**$ 2,596,250**	**$ 1,721,250**	**$ 495,000**	**$ 2,216,250**

In the event that the Payor issues and sells shares of its Equity Securities to investors (the "Investors") on or Maturity Date in an equity financing with total proceeds to the Payor of not less than $2,000,000 (excluding the conversion of the Notes and other debt) (a "Qualified Financing"), then the outstanding principal balance of this Note shall automatically convert in whole without any further action by the Holders into such Equity Securities at a conversion price equal to the lesser of (i) 75% of the price per share paid by the Investors purchasing the Equity Securities and (ii) the quotient obtained by dividing $6,000,000 by the total number of the Company's equity securities outstanding on a fully-diluted basis immediately prior to the Qualified Financing, and otherwise on the same terms and conditions as given to the Investors. The convertible promissory notes meet the Variable-Share Obligations requirements for classification under ASC 480 and, as a result, are required to be classified as a liability and carried at amortized cost, as the Company has not made an election pursuant to one of the fair value options provided within ASC 815 and ASC 825.

5. SHARE-BASED COMPENSATION

During 2016, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 19,400,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally has a term of four years. The amounts granted each calendar year to an employee or non-employee are limited depending on the type of award.

Stock Options

The Company granted stock options to its employees and executives at various times. The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

Expected Life (Years)	10.00
Risk-Free Interest Rate	3.95%
Expected Volatility	75%
Annual Dividend Yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is calculated using the simplified method, which takes into consideration the contractual life and vesting terms of the options.

The Company determined the expected volatility assumption for options granted using the historical volatility of a comparable public company's Common Stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants until such time that the Company's Common Stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its Common Stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

Management estimated the fair value of Common Stock based on recent sales to third parties. Forfeitures are recognized as incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards		Weighted Average Exercise	Weighted Average Contract Term
Outstanding at December 31, 2022	**18,263,000**	**$**	**0.004**	**-**
Granted	600,000		0.07	-
Exercised	-		-	-
Expired/Cancelled	-		-	-
Outstanding at December 31, 2023	**18,863,000**	**$**	**0.058**	**6.71**
Exercisable Options at December 31, 2023	**15,365,393**	**$**	**0.058**	**6.71**
Granted	-		-	-
Exercised	-		-	-
Expired/Cancelled	-		-	-
Outstanding at December 31, 2024	**18,863,000**	**$**	**0.058**	**5.71**
Exercisable Options at December 31, 2024	**16,294,573**	**$**	**0.058**	**5.71**

The Company recognizes compensation expense for stock-based compensation awards using the straight-line basis over the applicable service period of the award. The service period is generally the vesting period. During the year ended December 31, 2024, and 2023, the Company recognized stock-based compensation expenses of $10,799 and $17,787, respectively.

6. EQUITY AND CAPITALIZATION

Common Stock

The Company is authorized to issue 30,000,000 shares of common stock with a par value of $0.0001. As of December 31, 2024, and 2023, 10,600,000 shares of common stock have been issued and outstanding.

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2024, and December 31, 2023, consists of the following:

As of December 31,	2024	2023
Net Operating Loss	$ (36,203)	$ (33,462)
Valuation Allowance	36,203	33,462
Net Provision For Income Tax	**$ -**	**$ -**

Significant components of the Company's deferred tax assets and liabilities on December 31, 2024, and December 31, 2023, are as follows:

As of December 31,	2024	2023
Net Operating Loss	$ (81,845)	$ (45,642)
Valuation Allowance	81,845	45,642
Total Deferred Tax Asset	**$ -**	**$ -**

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, a full valuation allowance has been set against its net deferred tax assets as of December 31, 2024, and December 31, 2023. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2024, the Company had a federal cumulative net operating loss ("NOL") carry forward of $925,848. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2024, and December 31, 2023, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2024, and December 31, 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

8. CONTINGENCIES AND COMMITMENTS

Contingencies

The Company's operations are subject to various local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or losses of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

From time to time, the Company may be involved in or exposed to litigation arising from operations in the normal course of business. As of December 31, 2024, and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. RELATED PARTY TRANSACTIONS

There are no related party transactions as of December 31, 2024, and 2023.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $726,307, net operating cash outflows of $440,247 and liquid assets in cash of $133,063, which is less than a year's worth of cash reserves as of December 31, 2024. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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A Smarter, More Equitable Solution in Patient Monitoring - And a $3B Market Opportunity

Sepsis is the #1 cause of death in U.S. hospitals. Supported by FDA Breakthrough Device Designation & NIH funding, Opticyte's investigational $VitalO_2$ Monitor is designed to detect sepsis earlier by measuring oxygen in cells and to provide accurate readings for all skin tones.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


Opticyte
Early Detection to Prevent Organ Failure and Save Lives
Images of the Company's VitalO₂ solution are computer-generated for demo purposes and the VitalO₂ is pre-FDA approval.

$214,933.37 Raised

OVERVIEW | ABOUT | TERMS | UPDATES | REWARDS | DISCUSSION | INV

REASONS TO INVEST

- Introducing a New Vital Sign: The $VitalO_2$ Monitor is designed to be the first device to noninvasively measure oxygen inside cells, detecting low oxygen levels that may endanger vital organs. By providing real-time insights into patient oxygenation, it has the potential to help clinicians assess when treatment has been successful to restore patients' oxygen levels to reduce organ failure and save lives.

- FDA Recognition & Strong Validation: Opticyte's $VitalO_2$ Monitor has FDA Breakthrough Device Designation and has completed a 150-patient study at leading medical centers, milestones that support the path to commercialization and market entry.

- $3B+ Market with First-Mover Advantage: Sepsis costs the U.S. $57B ann ually, and existing tools can fail to detect it early. With a $3B+ global opportunity , Opticyte aims to be a first-mover in the next generation of critical care monitoring.

OPTICYTE'S VITALO2 IS CURRENTLY IN DEVELOPMENT AND PRE-FDA APPROVAL

TEAM



Lori Arakaki • CEO, Principal Accounting Officer and Board Director

Lori co-founded Opticyte based on her groundbreaking PhD work in bioengineering on the core technology that makes the company unique and valuable. As CEO she has successfully raised capital and secured substantial non-dilutive government grants.

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Robert Barry • Board Chairman

Robert Barry is an accomplished medical device entrepreneur/executive with more than 30 years of experience leading companies from inception through commercialization and acquisition. Robert has founded and led four medical device companies to date.

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David Ataide • Member, Board of Directors

David Ataide is an accomplished 40-year veteran of the Healthcare Industry. He is a former CEO of GE Healthcare's $1.4B Critical Care business, the former Chief Marketing Officer of Philips Healthcare, and the immediate past Board Chairman of Intelesens. Mr. Ataide currently serves as a director of three privately held medical device companies, and is on the advisory board of MedWorld Advisors, a mid-market healthcare M&A firm. He holds an MSN degree in Critical Care from the University of California, San Francisco, a BSN from San Jose State University, and is also a graduate of GE's acclaimed Crotonville Management Development Program.

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Stefan Kraemer • Board member

Stefan Kraemer, MD, MBA is former VP of Medical Affairs, Medical Safety, and Information at BD, and Worldwide Corporate VP, and Head of Medical Affairs at CR Bard. He is co-founder of several organizations, including a successful medical device company advancing treatment of upper GI disease, and WINGS, a Seattle angel investor network. Dr. Kraemer also brings his background as an inventor with over 20 patents and as a surgeon innovator with ICU and sepsis experience to Opticyte. He currently leverages his international, interdisciplinary medical background as a director or mentor for several life science companies and nonprofits.

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Kenneth Schenkman • Chief Medical Officer, Board Member

Kenneth Schenkman, MD, PhD, is a critical care physician with extensive research experience in optical spectroscopy technologies. His University of Washington lab has secured funding from the National Institutes of Health, American Heart Association and several foundations.

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THE PITCH

Transforming Patient Care with VitalO$_2$™

Opticyte's breakthrough AI-enabled VitalO$_2$ medical device combines two critical measurements: advanced pulse oximetry – which measures blood oxygen levels and is accurate across all skin tones – and cellular oxygenation, which allows for the early detection of sepsis and other early signs of organ failure. This innovative dual approach intends to offer doctors, nurses, and other clinicians a comprehensive, real-time view of oxygen levels inside a person's vital organs and in their bloodstream, enabling a fuller view of the patient's health, quicker interventions, and better patient outcomes.


Opticyte
Two Critical Healthcare Crises. One Proprietary Solution.
Shining Light on the Next Standard of Care

**Images of the Company's Vital O$_2$ solution are computer-generated for demo purposes and the Vital O$_2$ is pre-FDA approval.*

As the first company to our knowledge to introduce noninvasive cellular oxygen measurement alongside enhanced pulse oximetry, we believe Opticyte is positioned to lead a transformative shift in critical care. With FDA Breakthrough Device Designation and a growing $3 billion global market for pulse oximetry[1] alone, Opticyte is at the forefront of addressing both health inequity and life-threatening conditions like sepsis, trauma, and respiratory failure. Join us in driving this life-saving innovation forward.

THE PROBLEM & OUR SOLUTION

Delivering Definitive Data When It Matters Most

01:00

Images of the Company's Vital O_2 solution are computer-generated for demo purposes and the Vital O_2 is pre-FDA approval.

Opticyte's VitalO_2 medical device is redefining the future of patient care by addressing two massive, critical healthcare crises with one proprietary solution.

Sepsis is one of the deadliest and hardest-to-detect conditions in hospitals today, claiming 11 million lives globally each year[2]. Yet when every minute counts, today's diagnostic tools are often too slow, taking hours or more, to catch the signs of sepsis early enough to prevent organ failure.

The COVID-19 pandemic thrust another tragic healthcare crisis into the spotlight when a disproportionate number of people of color died because of inaccurate pulse oximetry readings that failed to alert clinicians to a patient's critical health status[3]. Traditional pulse oximeters are too simple to account for differences in melanin and often overestimate blood oxygen saturation in people with darker skin tones. These patients look healthier than they actually are, resulting in delayed treatment and poor outcomes. Utilizing full-spectrum optical spectroscopy and machine learning, Opticyte's VitalO_2 device addresses both challenges, potentially saving millions of lives.


Health Equity
Addressing the Inaccuracy of Pulse Oximeters
The Opticyte VitalO₂ uses full light spectra to accurately monitor blood and cell oxygenation for all patients, regardless of skin tone.
Status: Normal
Opticyte

Images of the Company's Vital O_2 solution are computer-generated for demo purposes and the Vital O_2 is pre-FDA approval.

THE MARKET & OUR TRACTION

An Esteemed Medical Device Backed by the NIH, dozens of Angel Investors and Venture Capitalists

> The Opticyte VitalO₂ has the potential for detecting mild to moderate shock during the 'Golden Hour' when the clinician still has the opportunity to reverse potentially fatal deterioration with current therapies.
>
> **— ROBERT GUTHRIE, MD, DREXEL UNIVERSITY**

**The above testimonial may not be representative of the opinions or experiences of other medical professionals and is not a guarantee of future performance or success.*

Opticyte is addressing a significant and urgent need in emergency medicine and critical care, targeting hospital operating rooms, emergency departments, and intensive care units. The U.S. Total Addressable Market (TAM) for Opticyte's Vital O_2 solution is estimated at more than $3 billion. By providing a dual measurement system that enhances traditional pulse oximetry while introducing noninvasive cellular oxygen measurement, we believe Opticyte is poised to lead the market in revolutionizing sepsis detection and critical care monitoring.

Since its inception, Opticyte has made impressive strides in product development and clinical studies while being extremely capital-efficient. With backing from VCs and angel investors, Opticyte has raised $2.7 million into convertible notes. We've also secured $4.05 million in non-dilutive funding through NIH Small Business awards, which has propelled our intellectual property development and clinical testing. This traction, combined with our participation in the 2023 MedTech Innovator cohort and 2024 WEB | Health Tech cohort, positions us strongly within the medical device space.


Status: Normal
100%
Pulse: 74
Cell O₂%
94%
SpO₂%
95%
100
90
80
70
60
50
40
30
08:02
08:12
Patient ID: 1241422
$3+ Billion
Global Pulse Oximetry Market

Source

**Images of the Company's Vital O_2 solution are computer-generated for demo purposes and the Vital O_2 is pre-FDA approval.*

WHY INVEST

A Beacon to Prevent Organ Failure

> This technology really makes me feel very hopeful that we can change these flawed systems and have something that gives us more accurate measurements that allow us to provide the right care for the right individual at the right time.
>
> **-ROSEMARY ADAMSON, MD**

**The above testimonial may not be representative of the opinions or experiences of other medical professionals and is not a guarantee of future performance or success.*

With your support, we believe Opticyte is on a fast path to commercialization and market entry in less than 2 years:

- In the next 12 months, we plan to have sufficient data to prove our pulse oximetry measurements are accurate for people of all skin tones.
- Also within the year, we anticipate we'll have the data that shows our cellular oxygen measurement technology can predict organ dysfunction in sepsis patients– a breakthrough that will help clinicians detect sepsis much earlier, during patient triage.
- Within two short years, we hope to obtain 510(k) clearance for our pulse oximetry technology and will be market-ready!

Invest in Opticyte and be part of this transformative journey in healthcare innovation!


Invest Today
We're delivering definitive data when it matters most

ABOUT

HEADQUARTERS
4000 MASON RD, SUITE 300
SEATTLE, WA 98195

WEBSITE
View Site

Sepsis is the #1 cause of death in U.S. hospitals. Supported by FDA Breakthrough Device Designation & NIH funding, Opticyte's investigational VitalO_2 Monitor is designed to detect sepsis earlier by measuring oxygen in cells and to provide accurate readings for all skin tones.

TERMS

Opticyte

Overview

PRICE PER SHARE
$0.33

VALUATION
$12.08M

DEADLINE
May. 1, 2025 at 6:59 AM UTC

FUNDING GOAL
$124K - $1.23M

Breakdown

MIN INVESTMENT
$300.63

OFFERING TYPE
Equity

MAX INVESTMENT
$1,234,999.59

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
375,757

MAX NUMBER OF SHARES OFFERED
3,742,423

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$133,063	$196,566
Cash & Cash Equivalents	$133,063	$193,310
Accounts Receivable	$0	$0
Short-Term Debt	$1,651,625	$2,257,331
Long-Term Debt	$1,721,250	$495,000
Revenue & Sales	$0	$0
Costs of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	-$694,846	-$587,265

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

Loyalty Bonus

If you are a predesignated community member of Opticyte, you are eligible for additional bonus shares. (20%)

Time-Based Perks:

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $25,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Flash Perks:

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 10% bonus shares

Amount-Based Perks:

Tier 1 Perk: Invest $5,000+ and receive 5% bonus shares

Tier 2 Perk: Invest $10,000+ and receive 10% bonus shares

Tier 3 Perk: Invest $25,000+ and receive 15% bonus shares

Tier 4 Perk: Invest $50,000+ and receive 20% bonus shares

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed. Crowdfunding investments made through a self-directed IRA cannot receive perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those perks because they would be receiving a benefit from their IRA account.*

The 10% StartEngine Venture Club Bonus

Opticyte, Inc. will offer 10% additional bonus shares for all investments that are committed by investors who are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $0.33 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $33. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the Company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed. Eligible investors will also receive the Venture Club Bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

NEW UPDATES

04.21.25

Boosting Small Business Innovation with AdvaMed

At Opticyte, we understand the **power of innovation to drive progress**. That's why we're working with AdvaMed and a dedicated group of small businesses to ensure the continuation of the Small Business Innovation Research (SBIR) program, which is **vital for technological advancement and economic growth.**

Why SBIR Matters: SBIR grants support small business job creation, fuel technological innovation, and ensure American competitiveness in strategic industries. These grants are a lifeline for small businesses like ours, enabling us to **develop groundbreaking technologies** without compromising financial stability.

Opticyte's Track Record: To date, we've secured $4.05 million in federal grants and are currently pursuing an additional $2.05 million to further our research and development efforts. These funds are instrumental in **bringing our advanced oximetry solutions to market** - solutions with the potential to **save lives and reduce healthcare costs.**

Federal support through SBIR has been critical in allowing us to **push the boundaries of medical technology.** As Congress considers renewing funding for these grants, we advocate for the continued investment in America's innovative potential.

Join us in our mission to revolutionize healthcare. Your investment supports not just a company but an ecosystem of innovation and growth.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

ALL UPDATES

04.18.25

A Night of Purpose, Connection, and Momentum

Bringing more equity to healthcare is a team effort, and we're so grateful for our community of supporters, champions and advocates that are helping Opticyte fulfill this critical mission.

A few weeks ago, we were honored to gather with an incredible group of investors, physicians, community leaders, friends, and new faces, to share the story behind Opticyte and our groundbreaking technology that we believe will save lives and bring hope to families everywhere.

A few highlights:

- **Super Bowl Champion** and health equity advocate **Doug Baldwin, Jr**. of **Vault89** shared why he's chosen to invest in Opticyte and how sepsis has personally affected his own family.
- Dr. David Stout delivered a personal and moving presentation, bringing both his clinical expertise and lived experiences to the discussion around Opticyte's transformative potential.
- Over delicious food and drinks and views of Seattle's amazing skyline, attendees connected over a shared interest in creating a future for healthcare that works for all, not just some of us.

Huge gratitude to our founder & CEO Lori Arakaki, for bringing us together with purpose and heart. And thank you to everyone who came ready to learn, ask questions, and join us in building something that can change lives.

We would love to have you be part of this journey we are on by making an Investment into the future of Opticyte.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Check out a few pictures from our event below!!


and improve health equity
Opticyte






Join Us on Our Journey!

04.16.25

Webinar Recap: Pioneering Medical Technology

We recently hosted a webinar that provided a look into the future of medical technology, focusing on our innovative product, VitalO_2. If you missed the live event, we invite you to watch the recording and hear the discussions we shared about enhancing patient care and advancing medical diagnostics.

🔗 Watch the Webinar **Here**

Why This Is Important: During the webinar, CEO Lori Arakaki, alongside experts Dr. Mohan Mysore and investor Chris Allison, explored the urgent need for advancements in O2 monitoring and pulse oximetry. We dove into how Opticyte's VitalO_2 addresses the flaws of existing technologies, like their inability to indicate dangerously low O2 to organs and their failure to accurately serve individuals with dark skin.

Key Insights from the Discussion:

- **Dr. Mohan Mysore** emphasized the clinical necessity: *"In critically ill patients, we currently rely on indirect measures to evaluate tissue perfusion. VitalO_2's direct measurement of cellular perfusion is vital for maintaining organ health and preventing failures."*
- **Chris Allison** highlighted the investment perspective: *"Opticyte is taking a capital-efficient approach to make this life-saving technology affordable and accessible, ensuring that no patient is left behind due to outdated equipment."*

Looking Ahead: Opticyte stands at a thrilling juncture. With our **two** FDA Breakthrough Device Designations and ongoing advancements, we are more committed than ever to transforming this area of healthcare. We feel that VitalO_2 is poised to ensure better outcomes for all patients, particularly those underserved by current technologies.

Join Our Journey: Your support can accelerate the development of this much-needed technology, bringing it to hospitals and clinics worldwide. Invest in Opticyte and be part of a future where every patient receives the high-quality care they deserve.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

These testimonials or quotes are opinions of the individual and may not be representative of others and is no guarantee of future performance or success.

04.14.25

What's Next for Opticyte? Our 2025 Roadmap

Here's what's coming next:

FDA Engagement & Regulatory Pathway

- We've secured **TWO** FDA Breakthrough Device Designations for the VitalO_2 monitor
- Next steps: Additional clinical validation & market clearance discussions

Protecting Our Innovation

- Patents pending in the U.S., Europe, Japan, and China
- Proprietary machine learning algorithms protected as trade secrets

Scaling for Market Launch

- Targeting emergency departments, ICUs, and operating rooms
- Preparing for Series A fundraising that can help us move towards commercialization

"We strongly believe that hospitals need this technology, and we're moving as fast as we can to bring it to market. **The VitalO_2 Monitor** is designed to detect early signs of sepsis by measuring oxygen inside cells, something no other device can do. By catching oxygen deficiency before organs start to fail, doctors will be able to treat patients faster and save lives.**"** – Lori Arakaki, CEO

Join us in bringing this life-saving technology to market!

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.10.25

NFL Star Doug Baldwin Invests in Opticyte!


Vault89, the social impact investment firm founded by Doug Baldwin Jr, joins Opticyte as an Investor!
Opticyte

Big News from the Field to the Office!

We are thrilled to announce that **Vault89, led by Doug Baldwin Jr, former Seattle Seahawk and Super Bowl Champion, has made a significant investment in Opticyte.**

After his time on the field, Doug founded Vault89, a social impact investment firm with a bold mission - to revolutionize historically exclusive systems by investing in empathetic solutions.

Why This Matters:

Doug Baldwin is not just a celebrated athlete; he's also a passionate advocate for innovation and community health. **Vault89's investment goes beyond financial support - we believe it aligns with Opticyte's goal of improving patient care and saving lives.**

Doug was drawn to Opticyte after researching concerns about the reliability of existing pulse oximeters in accurately measuring oxygen levels in people with dark skin tones.

Moved by the potential to rectify this disparity, **Vault89's investment will help Opticyte continue the development and deployment of our VitalO$_2$ Monitor**, which we believe is set to correct a major flaw in today's pulse oximeters, being inaccurate in people with dark skin. **We believe VitalO$_2$ will empower doctors to deliver the care all of their patients deserve.**

Join Vault89 in supporting Opticyte and help us make a difference in the future of medical technology!

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.09.25

Combating Hospital-Acquired Sepsis in ICUs

Hospital-acquired sepsis remains **a critical challenge in healthcare**, particularly in intensive care units (ICUs), where the environment and patient conditions significantly heighten the risk of infection.

A study by Markwart 2020 reveals that 23.6% of all hospital-treated sepsis cases are contracted within the hospital itself. More alarmingly, ICU patients with hospital-acquired sepsis who develop organ dysfunction face a mortality rate of 52.3% - a stark indicator of the **severity and rapid progression of the condition within hospital settings.**

Why This Matters:

These statistics are not just numbers, they represent lives at risk. The high mortality rate underscores the **urgent need for early detection and intervention**, particularly for ICU patients who are already vulnerable.

Opticyte's Role:

Opticyte is **working to address this critical challenge head-on with our innovative technology, VitalO$_2$ Monitor.** This device is designed to detect early signs of sepsis by measuring cellular oxygenation, a missing indicator in how we treat patients today. By providing clinicians with real-time, accurate data, we hope VitalO$_2$ **will improve the chances of survival** by enabling quicker and more targeted responses.

In the fight against sepsis, especially cases acquired within hospital walls, every second counts. Our technology won't just support clinicians; we believe it will **save lives by catching sepsis before it becomes deadly.**

Join us in our mission to transform ICU care and try to reduce the mortality associated with hospital-acquired sepsis. Invest in Opticyte today and be part of a solution that could one day **save lives and improve healthcare outcomes.**

Source: Markwart, 2020. The Proportion of HA Sepsis among All Hospital-Treated Sepsis Cases.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.09.25

Expert Insight: David Ataide on Joining Opticyte

David Ataide, a seasoned veteran with over fifty years in the medical device industry, has been at the forefront of healthcare innovation, holding pivotal roles like CMO of Philips Healthcare and CEO of GE's Patient Monitoring and Diagnostic Cardiology businesses. Today, **he brings his extensive experience to Opticyte as a board member and advisor.**

💬 What drew him to Opticyte? "I was **immediately drawn to Opticyte's mission** of enabling the early detection and treatment of sepsis through innovative technology. Sepsis is a major challenge and it's the leading cause of hospital deaths in the western world and the largest treatment expense in North America."

The Challenge with Sepsis: **Despite its prevalence, early detection of sepsis remains elusive.** Traditional methods often fall short, as they rely on incomplete information. Early stages of sepsis can cause hypoxia inside tissue cells—**a condition that until now had no reliable noninvasive detection method.**

Opticyte's Breakthrough: Opticyte's introduction of Cell O$_2$—a new vital sign—combined with unbiased pulse oximetry, aims to provide clinicians a full understanding of a patient's oxygenation at both systemic and cellular levels. **We believe this innovation will revolutionize how sepsis is detected and treated.**

💬 "Over the course of a career, it's rare that a new vital sign is identified, and even rarer to find an opportunity to **invest in something with as much potential impact as Opticyte's VitalO$_2$."**

A Call to Action from David Ataide: "This is more than an investment; it's a chance to be part of a legacy in healthcare innovation. By supporting Opticyte, **you're contributing to a solution that could save countless lives and drastically reduce hospital costs."**

Join us on this innovative journey, invest in Opticyte today and help us transform healthcare.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.08.25

Opticyte Awarded 2nd FDA Breakthrough Designation!

We are thrilled to announce that Opticyte has been awarded a **second FDA Breakthrough Device Designation for our pulse oximetry technology.** This recognition comes on the heels of our first BDD for our Cell O_2 technology in 2022, marking an achievement of **receiving two Breakthrough Designations for a single device.**

Why This Matters: The FDA's Breakthrough Device Program accelerates the development and review of medical devices that demonstrate significant advantages over existing treatments or fill unmet medical needs. This second designation **underscores the critical importance and innovative potential of our technology** in improving the accuracy of pulse oximetry for patients with dark skin.

FDA's Recognition: The FDA has acknowledged that **Opticyte's technology offers a significant improvement over current pulse oximeters,** which often fail to accurately measure oxygen saturation in patients with darker skin tones. This inaccuracy can lead to higher rates of organ failure and mortality among these patients - a long-standing issue with today's pulse oximeters.

Our Commitment: Opticyte is dedicated to enhancing patient care across all demographics. With the FDA's expedited support, we will continue to advance our technology and, we believe, ensure faster and more accurate diagnostic information that can save lives and reduce healthcare disparities.

Be Part of the Revolution in Healthcare: This breakthrough designation is not just a milestone for Opticyte; **it's a leap forward for healthcare equity.** By investing in Opticyte, you are supporting a future where we hope every patient receives accurate and equitable medical care.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

04.01.25

AI-Powered Tech That's Changing Healthcare

Traditional pulse oximeters use just two wavelengths of light—and that's part of the reason they fail so many patients. **Opticyte's VitalO_2 Monitor takes an entirely different approach**, using:

- **800+ wavelengths of light** to analyze blood and cellular oxygenation
- **Machine learning algorithms** to interpret complex data in real time
- A **noninvasive palm sensor** that provides continuous, accurate readings

"We shine benign white light onto the skin and measure the light that comes back after traveling through the tissue. **Our machine learning algorithm interprets that data, giving an accurate, real-time reading of oxygen inside the cells.**" – Lori Arakaki, CEO

We see this as a **technological leap forward in critical care** and hope that you will consider joining us as we **work to improve patient outcomes**.

Invest in Opticyte!

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment

03.31.25

Reminder: Register for Sepsis Innovation Webinar!

Tomorrow: **Explore the Next Generation of Medical Technology with Opticyte!**

This is your last chance to register for our exciting webinar. Don't miss the opportunity to learn from Opticyte's CEO and distinguished experts about how we believe **our technology will change the landscape of healthcare.**

🔗 Sign Up Now to be part of this important discussion on health equity and advanced medical technology.

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

03.28.25

Opticyte CEO Will Attend the World Sepsis Congress

We're thrilled to share that **Opticyte's CEO, Lori Arakaki, will attend the 5th World Sepsis Congress**—a global event bringing together the **top minds in healthcare** to tackle one of the d**eadliest medical conditions worldwide.**

Sepsis remains the #1 cause of death in U.S. hospitals, and Opticyte is at the forefront of developing game-changing technology to improve early detection and save lives. Lori's participation in this prestigious event underscores Opticyte's leadership in the fight against sepsis and **our commitment to advancing life-saving innovation.**

This is an excellent opportunity to connect with leading clinicians and researchers and further solidify Opticyte's impact on the future of critical care.

Stay tuned for insights from the event—and if you haven't yet, **now is the time to invest in Opticyte** and be part of this revolution in patient care!

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

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JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

W Kim Colich
3 months ago

Hi Lori, Does Opticyte have any granted or pending patents covering your technology? Please elaborate. Thanks. Blessings

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Lori Arakaki
Opticyte • 3 months ago

Hi Kim,

Opticyte's patent portfolio is strong. In the US, it includes two published pending patents and a third that has yet to publish. Together, the patents protect Opticyte's monitor, sensor, and disposable to measure cellular oxygenation (Cell O2) noninvasively in muscle cells and pulse oximetry using optical spectroscopy.

The Cell O2 measurement is novel and non-obvious.

Regarding pulse oximetry, Opticyte expects to have broad claims for the novel method of using optical spectroscopy to measure pulse oximetry accurately in people of all skin tones. The prior art in pulse oximetry uses a completely different optical measurement technique, using photodiodes to measure light that has passed through a body part (e.g., fingertip).

In addition, Opticyte has pending patents in Europe, China, and Japan and a recently filed PCT application that will lead to protection of features of Vital O2's disposable.

Finally, Opticyte has licensed two issued patents from the University of Washington.

Thanks for asking,
Lori
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0

SC

Steven Catbagan
3 months ago

Do you believe you are further along than Medtronic in your studies regarding Monk skin tone studies? Is there a chance for an exit through Medtronic if, in fact, you are further along?
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1 0

LA

Lori Arakaki
Opticyte • 3 months ago

Hi Steven,

I know that Medtronic is working on solving the problem of inaccurate pulse ox in patients with dark skin, but I don't have insight into the status of their progress. Earlier this month, the FDA came out with new testing requirements for pulse oximeters that are more stringent than in the past. Pulse ox manufacturers, including Medtronic, will need to demonstrate accuracy in people of all skin tones - dark, medium, and light - to receive FDA market clearance.

Opticyte is poised to meet the new, stricter testing standards. Medtronic is likely to be interested in partnering with us when they see our data.

Opticyte stands to be an attractive early exit opportunity. For just our accurate pulse oximetry capability alone, we anticipate strong interest from companies like Medtronic that sell pulse oximeters because Opticyte's VitalO2 device will address the vexing problem of inaccurate pulse ox in patients with dark skin that they need to solve. The business case for VitalO2 is very attractive. With a very low manufacturing cost for the disposable, VitalO2 pulse ox sales alone will provide substantial revenue and profit for our acquirer.

In addition to pulse ox, the VitalO2 device will provide a measure of cellular oxygenation, which we call Cell O2. Cell O2 is a new parameter that will be a game changer in patient monitoring. It will help doctors definitively and immediately know when a patient has a problem with oxygenation, whether it's due to sepsis, trauma, pneumonia, asthma, COVID-19, or anemia. Clinicians will be able to respond quickly to the problem, and Cell O2 monitoring will help them to titrate treatment in real time. Physicians in emergency medicine, critical care, and anesthesiology have invested in Opticyte with the belief that Cell O2 will fulfill a critical unmet need in healthcare.

For Opticyte's acquirer, the Cell O2 monitoring capability of the VitalO2 device will provide true differentiation from the competition, enabling a new and significant market growth opportunity for them.

Best,
Lori
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AB

Ali Buzaid
5 months ago

ca you share with us more details regarding the tissue oxygenation solution ? how is it working ? how is gonna help the current practice ... in fluid/volume responsivess and compared to standard of care invasive measures and non invasive methods in guiding the sepsis / shock patients

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1 0

LA

Lori Arakaki
Opticyte • 5 months ago

Ali, thanks for your questions, and I'm sorry for the delay. There were some technical issues on the StartEngine platform that needed attention.

The technology that our product, VitalO2, rests on is optical spectroscopy combined with machine learning. We acquire optical spectra from the visible into the near infrared region from the surface of the palm. For each of the two measurements that VitalO2 will provide (pulse oximetry and Cell O2), we collected spectra from many healthy participants with a range of physical characteristics, including skin tone. Sophisticated machine learning algorithms were trained on each data set, leading to accurate pulse oximetry and Cell O2 measurements from all people, regardless of skin tone, body mass index, or sex.

We completed a clinical study of 146 patients admitted to the emergency department (n=85 for the sepsis cohort, n=61 for two control cohorts). Cell O2 was significantly lower in the sepsis cohort than both control cohorts, leading the FDA to award Opticyte the Breakthrough Device Designation. The study showed that Cell O2 has the potential to predict organ dysfunction in sepsis patients.

In real time, Cell O2 increased significantly during an infusion of 1 liter of fluid in a sepsis patient. Real-time Cell O2 monitoring will help clinicians make treatment decisions in the moment to keep Cell O2 as high as possible for as long as possible to avoid organ dysfunction and organ failure.

Sepsis causes microcirculatory dysfunction. Capillaries get clogged by microthrombi and they also become leaky. There is no invasive or noninvasive component of today's standard of care that accurately measures oxygenation in the microcirculation or within cells of the critical organs in real time. Blood pressure and other vital signs focus on the macrocirculation. They do not indicate organ dysfunction due to sepsis quickly or definitively.

Cell O2 is an accurate measure of oxygenation within muscle cells, and it is an index of cellular oxygenation in the critical organs. When systemic oxygen deficiency occurs due to sepsis, trauma, respiratory failure, or cardiac failure, low Cell O2 will signal low cellular oxygenation in the vital organs (organ dysfunction). A noninvasive, continuous, and definitive index of organ dysfunction is needed in emergency medicine, critical care, and anesthesiology, and VitalO2 will provide it.

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CA

Chris Allison
5 months ago

I have known Lori for some years now and since then, have lost multiple family members to sepsis. I very much hope to see this technology in ERs and ICUs as soon as possible.

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1 0

LA

Lori Arakaki
Opticyte • 5 months ago

Sepsis touches so many people's lives. Lots of people, including you and me, Chris, have lost close family members and friends to sepsis. My team and I are driven to get VitalO2 into the hands of clinicians so that they will be able to recognize sepsis early and make real-time treatment decisions to prevent organ failure.

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0

RR

Ryan Richards
6 months ago

I know Lori well and believe in her entrepreneurial grit, charisma and hustle. It's a great product. Let's get it to market!

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1 0

LA

Lori Arakaki
Opticyte • 5 months ago

Thanks for your support!

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0

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Main Video

This problem of pulse oximeters not being accurate is, quite frankly, shameful. It is shameful that that has been the way for so long. So what Lori is doing is just the right thing for the world.

Early in the COVID pandemic, Black people were dying at about twice the rate of White people. It became clear that a significant reason is the inaccuracy of pulse oximeters on people with dark skin.

For somebody with darker skin tones, the pulse oximetry measurement is likely to be higher than their actual oxygenation level. This means that you think that they are better than they are.

Sepsis is associated with one-fifth of all deaths worldwide. It is the number one cause of death in US hospitals today. When a A patient is suffering from not enough oxygen in their body, this can happen because of sepsis, organs can fail, and patients die of multiple organ failure. So it makes all the sense in the world to know whether organs are oxygenated.

In my ICU, I don't know, more than half of patients have sepsis. I have taken care of a patient who walked into the emergency room. So if you walk in, you're not that sick, and who died a day later.

Optisight is a medical device company. We're commercializing a hospital device that will give clinicians two important measurements. One is measuring cellular oxygenation, which will help doctors know when patients have a systemic oxygen deficiency. And second, we're going to improve health equity by providing a pulse oximetry measurement that is not biased by skin color.

Having a device that would accurately provide the data about oxygenation levels would be amazing. These are the kinds of things that we're looking for in critical care medicine. It's huge. It's really huge.

Vital O2 is the first and only noninvasive device that measures oxygenation within cells. We analyze with sophisticated artificial intelligence or machine learning, and that's how we can make a quantitative measurement of how much oxygen is inside the cells. This device can save lives because it's going to give clinicians definitive information that they need in order to provide the care for their patients that they want to be able to give.

This technology makes me feel very hopeful that we can change things that we can change these flawed systems that we're using at the moment and have something that gives us more accurate measurements that allow us to provide the right care for the right individual at the right time.

Vitalo2 represents a global market opportunity of over $3 billion. At Optisight, we're excited about the opportunity that we have. Your investment will help us bring this device to hospitals where it will significantly improve patient outcomes. Join us on our journey and make this a reality.

https://www.grandviewresearch.com/industry-analysis/pulse-oximeter-market

Other Video

Pulse oximeters have two big shortcomings. They're not as accurate on darker skin, which can have tragic consequences. Second, they can't help us treat conditions like sepsis, which kills 11 million people worldwide each year and is the most expensive hospital condition in the US, costing $57 billion per year. We need a better way to detect sepsis early and continuously guide treatment to save more lives.

Optisight's Vital O2 monitor fills these gaps, providing the full picture of oxygenation from arteries down to organs, non-invasively and in real-time. Using reflected light and proprietary algorithms, our device is accurate for all skin colors. The Vital O2 monitor delivers new insights to treat sepsis and other conditions while simultaneously replacing today's Bias Pulse Oximeters. Optisight is on a mission to save lives and slash hospital costs. Help us create a new standard of care for everyone.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

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- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

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Minimum and Maximum Investment Amounts

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- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Exhibit A

AMENDMENT
TO CERTIFICATE
OF INCORPORATION
for
OPTICYTE, INC.,
a Delaware corporation

The undersigned, Lorilee Arakaki, hereby certifies as follows:

1. She is the duly elected, qualified and acting Chief Executive Officer of Opticyte, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "**Corporation**").

2. Article IV of the Certificate of Incorporation is hereby deleted in its entirety and replaced with the following:

> **"This corporation is authorized to issue only one class of shares of stock designated as common stock; and the total number of shares which this corporation is authorized to issue is Forty Two Million, Two Hundred Thousand (42,200,000), par value $0.0001 per share."**

3. The amendment set forth herein shall become effective immediately upon the filing of this Certificate of Amendment.

4. The amendment set forth herein has been duly approved and adopted by the Board of Directors of this Corporation.

5. The necessary number of issued and outstanding shares of capital stock of the Corporation required by statute was voted in favor of the amendment.

6. Such amendment was duly adopted in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, Opticyte, Inc., has caused this certificate to be signed by Lorilee Arakaki, its Chief Executive Officer, on September 27, 2024.

By: ______________________________
Lorilee Arakaki, CEO

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:01 PM 07/16/2020
FILED 06:01 PM 07/16/2020
SR 20206270944 - File Number 6053187

**CERTIFICATE OF AMENDMENT OF
CERTIFICATE OF INCORPORATION
OF
OPTICYTE, INC.**

The undersigned hereby certifies that:

1. She is the duly elected and acting Chief Executive Officer of Opticyte, Inc., a Delaware corporation (the "***Corporation***").

2. The Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of Delaware May 27, 2016.

3. Pursuant to Section 242 of the General Corporation Law of the State of Delaware, this Certificate of Amendment of Certificate of Incorporation amends Article IV of the Corporation's Certificate of Incorporation to read in its entirety as follows:

> "This corporation is authorized to issue only one class of stock, to be designated Common Stock. The total number of shares of Common Stock presently authorized is 30,000,000, each having a par value of $0.0001."

4. The foregoing Certificate of Amendment of Certificate of Incorporation has been duly adopted by this Corporation's Board of Directors and stockholders in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

Executed at Seattle, Washington on July 16, 2020.

Lorilee S. L. Arakaki

____

Lorilee S. L. Arakaki, Ph.D.,
Chief Executive Officer

[SIGNATURE PAGE TO CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION]

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:56 AM 05/27/2016
FILED 10:56 AM 05/27/2016
SR 20163903085 - File Number 6053187

CERTIFICATE OF INCORPORATION

OF

OPTICYTE, INC.

The undersigned, a natural person (the "*Sole Incorporator*"), for the purpose of organizing a corporation to conduct the business and promote the purposes hereinafter stated, under the provisions and subject to the requirements of the laws of the State of Delaware hereby certifies that:

I.

The name of this corporation is Opticyte, Inc.

II.

The registered office of the corporation in the State of Delaware shall be 2711 Centerville Road, Suite 400, City of Wilmington, County of New Castle, 19808 and the name of the registered agent of the corporation in the State of Delaware at such address is Corporation Service Company.

III.

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law.

IV.

This corporation is authorized to issue only one class of stock, to be designated Common Stock. The total number of shares of Common Stock presently authorized is 10,000,000, each having a par value of $0.0001.

V.

A. The management of the business and the conduct of the affairs of the corporation shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by the Board of Directors in the manner provided in the Bylaws.

B. No person entitled to vote at an election for directors may cumulate votes to which such person is entitled unless required by applicable law at the time of such election. During such time or times that applicable law requires cumulative voting, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (A) the names of such candidate or candidates have been placed in nomination prior to the voting and (B) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

C. The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by this Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

VI.

A. The liability of the directors for monetary damages shall be eliminated to the fullest extent under applicable law.

B. To the fullest extent permitted by applicable law, the corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the corporation (and any other persons to which applicable law permits the corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the corporation shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

C. Any repeal or modification of this Article VI shall only be prospective and shall not affect the rights or protections or increase the liability of any officer or director under this Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

VII.

The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

VIII.

The name and the mailing address of the Sole Incorporator is as follows:

Kenneth Schenkman
5731 58th Ave NE
Seattle, Washington 98105

IX.

Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation's stockholders, (iii) any action asserting a claim against the corporation, its directors, officers or employees arising pursuant to any provision of the Delaware

General Corporation Law or the corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article IX shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article IX (including, without limitation, each portion of any sentence of this Article IX containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

[Remainder of this page intentionally left blank]

This Certificate has been subscribed as of May 27, 2016 by the undersigned who affirms that the statements made herein are true and correct.

/s/ Kenneth Schenkman

KENNETH SCHENKMAN
Sole Incorporator